FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Syngenta introduces tropical sugar beet for food and biofuels”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Media release

Syngenta introduces tropical sugar beet for food and biofuels

Basel, Switzerland/ Mumbai, India, August, 28, 2007

Syngenta has introduced sugar beet in India for cultivation in tropical climatic conditions.  Tropical sugar beet brings significant agronomic, environmental and output advantages to Indian farming and the Indian economy. The beet delivers similar output yields to sugar cane and can be used both for processing sugar for food and conversion to bio-ethanol.

The new sugar beet can be grown in relatively dry areas with substantially less water than typically required by sugar cane. It is faster growing and can be harvested after five months allowing farmers to grow a second crop on the same land, thus increasing agricultural output and raising farmer income.

Syngenta is engaged in two tropical sugar beet projects:

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Sugar for food: at Ambad near Jalna, Maharashtra, Samarth Cooperative Sugar Mill has commissioned a pilot plant for processing tropical beet in co-operation with the Vasantdada Sugar Institute. First harvests delivered the expected high yield of top-quality sugar;

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Sugar for fuel: at Kalas, near Pune, Syngenta co-operates with over 12,000 farmers linked to Harneshwar Agro Products, Power and Yeast Ltd, which built and operates a bio-ethanol production plant processing Syngenta tropical beet. The faster growth of tropical beets increases annual ethanol output over sugar cane.

“The Indian government is highly interested in Syngenta’s technological capabilities to support growth of India’s agricultural sector”, said Hon. Mr Sharad Pawar, India’s Minister for Food and Agriculture. “The successful introduction of sugar beet leads to higher sugar output available for food and energy in a shorter period and using less water. I am sure the Indian sugar industry will happily work together with Syngenta to further optimize the crop and introduce it to growers across the country.”

Robert Berendes, Head of Business Development at Syngenta added: “This is a unique project that benefits growers, consumers and the environment. It is an outstanding example of the application of our technology to enhancing agricultural productivity under conditions of climatic stress.”

Development of tropical sugar beet took over ten years, building on Syngenta’s extensive breeding know-how and technology base. The company will explore use of tropical sugar beet in other tropical regions with poor soil conditions.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs around 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Syngenta – August, 28, 2007 / Page 1 of 2

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – August, 28, 2007 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: August 28, 2007	By:	/s/ Christoph Mäder

		Name:	Christoph Mäder
		Title:	Head Legal & Taxes